

September 8, 2025

Ron Bain
Chief Financial Officer
VAALCO Energy, Inc.
2500 CityWest Blvd., Suite 400
Houston, Texas 77042

      Re: VAALCO Energy, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2024
          Filed March 17, 2025
          File No. 001-32167

Dear Ron Bain:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation